Exhibit 99.2

ASML - Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,				Six months ended,

(Amounts in thousands EUR except per share data)	June 26, 2005		July 2, 2006		June 26, 2005		July 2, 2006

Net system sales	680,534		840,817		1,312,669		1,393,919
Net service sales	82,731		100,937		135,276		177,226

Net sales	763,265		941,754		1,447,945		1,571,145

Cost of sales	464,532		560,831		875,098		938,601

Gross profit	298,733		380,923		572,847		632,544

Research and development costs, net of credits	82,176		92,320		161,675		179,331
Selling, general and administrative expenses	54,924		51,023		105,685		101,290

Total expenses	137,100		143,343		267,360		280,621

Operating income	161,633		237,580		305,487		351,923
Financial expense, net	(3,799)		(1,888)		(8,400)		(6,264)

Income before income taxes	157,834		235,692		297,087		345,659
Provision for income taxes	(46,019)		(68,580)		(85,010)		(98,513)

Net income	111,815		167,112		212,077		247,146

Basic net income per ordinary share	0.23		0.35		0.44		0.51
Diluted net income per ordinary share	0.22	[2]	0.33	[2]	0.42	[2]	0.49	[2]

Number of ordinary shares used in computing per share amounts (in thousands):

Basic	483,787		479,058		483,849		482,037
Diluted	542,348	[2]	539,203	[2]	542,449	[2]	542,550	[2]

ASML - Ratios and Other Data1

	Three months ended,		Six months ended,

	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

Gross profit as a % of net sales	39.1	40.4	39.6	40.3
Operating income as a % of net sales	21.2	25.2	21.1	22.4
Net income as a % of net sales	14.6	17.7	14.6	15.7
Shareholders’ equity as a % of total assets	45.2	42.1	45.2	42.1
Income taxes as a % of income before income taxes	29.2	29.1	28.6	28.5
Sales of new systems (units)	44	58	94	97
Sales of used systems (units)	7	14	16	26
Sales of systems total (units)	51	72	110	123
Backlog new systems (units)	67	114	67	114
Backlog used systems (units)	13	13	13	13
Backlog systems total (units)	80	127	80	127
Net bookings new systems (units)	19	78	42	125
Net bookings used systems (units)	5	15	17	30
Net bookings total (units)	24	93	59	155
Number of employees	5,032	5,209	5,032	5,209

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

(Amounts in thousands EUR)	Dec 31, 2005	July 2, 2006

ASSETS
Cash and cash equivalents	1,904,609	1,731,467
Accounts receivable, net	302,572	540,286
Inventories, net	777,200	916,200
Other current assets	221,438	220,732

Total current assets	3,205,819	3,408,685

Deferred tax asset	206,884	179,493
Other assets	39,796	38,529
Intangible assets	24,943	21,451
Property, plant and equipment	278,581	287,033

Total assets	3,756,023	3,935,191
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,419,983	1,655,583
Convertible subordinated bonds	380,238	380,000
Long term debt and deferred liabilities	243,965	242,159
Shareholders’ equity	1,711,837	1,657,449

Total liabilities and Shareholders’ equity	3,756,023	3,935,191

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Six months ended,

(Amounts in thousands EUR)	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	111,815	167,112	212,077	247,146
Depreciation and amortization	24,965	20,713	47,332	42,831
Change in tax assets and liabilities	43,755	65,310	82,108	11,760
Change in assets and liabilities	44,266	76,870	(12,854)	(190,768)

Net cash provided by operating activities	224,801	330,005	328,663	110,969
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18,053)	(14,021)	(40,809)	(30,940)
Disposals	2,505	673	4,015	1,366

Net cash used in investing activities	(15,548)	(13,348)	(36,794)	(29,574)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(291)	(303)	(573)	(613)
Proceeds from share issuance	4,660	6,851	6,910	14,709
Cash used for share buyback	—	(252,604)	—	(252,604)

Net cash provided (used) by financing activities	4,369	(246,056)	6,337	(238,508)

Net cash flow	213,622	70,601	298,206	(157,113)
Effect of changes in exchange rates on cash	10,805	(10,199)	17,742	(16,029)

Net increase (decrease) in cash and cash equivalents	224,427	60,402	315,948	(173,142)

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,

(Amounts in millions EUR)	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006

Net system sales	680.6	459.0	456.0	553.1	840.8
Net service sales	82.7	74.2	91.8	76.3	100.9

Net sales	763.3	533.2	547.8	629.4	941.7

Cost of sales	464.6	336.0	343.7	377.8	560.8

Gross profit	298.7	197.2	204.1	251.6	380.9

Research and development costs, net of credits	82.2	80.0	82.2	87.0	92.3
Selling, general and administrative expenses	54.9	48.2	47.3	50.3	51.0

Total expenses	137.1	128.2	129.5	137.3	143.3

Operating income	161.6	69.0	74.6	114.3	237.6
Financial expense, net	(3.8)	(3.9)	(1.8)	(4.3)	(1.9)

Income before income taxes	157.8	65.1	72.8	110.0	235.7
Provision for income taxes	(46.0)	(17.3)	(21.2)	(30.0)	(68.6)

Net income	111.8	47.8	51.6	80.0	167.1

ASML - Quarterly Summary Ratios and other data1

	Three months ended,

	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006

Gross profit as a % of net sales	39.1	37.0	37.3	40.0	40.4
Operating income as a % of net sales	21.2	12.9	13.6	18.2	25.2
Net income as a % of net sales	14.6	9.0	9.4	12.7	17.7
Shareholders’ equity as a % of total assets	45.2	46.4	45.6	47.3	42.1
Income taxes as a % of income before income taxes	29.2	26.6	29.1	27.2	29.1
Sales of new systems (units)	44	28	34	39	58
Sales of used systems (units)	7	11	13	12	14
Sales of systems total (units)	51	39	47	51	72
Backlog new systems (units)	67	77	86	94	114
Backlog used systems (units)	13	10	9	12	13
Backlog systems total (units)	80	87	95	106	127
Value of backlog new systems (EUR million)	935	1,216	1,411	1,560	1,785
Value of backlog used systems (EUR million)	52	29	23	36	45
Value of backlog systems total (EUR million)	987	1,245	1,434	1,596	1,830
Net bookings new systems (units)	19	38	43	47	78
Net bookings used systems (units)	5	8	12	15	15
Net bookings total (units)	24	46	55	62	93
Number of employees	5,032	5,014	5,055	5,088	5,209

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

(Amounts in millions EUR)	June 26, 2005	Sep 25, 2005	Dec 31, 2005		April 2, 2006	July 2, 2006

ASSETS
Cash and cash equivalents	1,544.0	1,699.8	1,904.6		1,671.1	1,731.5
Accounts receivable, net	485.4	403.5	302.6		447.4	540.3
Inventories, net	695.3	653.1	777.2		940.4	916.2
Other current assets	211.6	210.7	221.4		208.0	220.7

Total current assets	2,936.3	2,967.1	3,205.8		3,266.9	3,408.7

Deferred tax asset	206.7	195.9	206.9		201.7	179.5
Other assets	40.9	45.8	39.8		38.9	38.5
Intangible assets	27.7	25.7	24.9		23.2	21.5
Property, plant and equipment	306.9	292.8	278.6		278.1	287.0

Total assets	3,518.5	3,527.3	3,756.0		3,808.8	3,935.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	776.8	765.5	1,420.0	[3]	1,385.1	1,655.6
Convertible subordinated bonds	858.3	855.8	380.2	[3]	380.0	380.0
Long term debt and deferred liabilities	292.9	269.2	244.0		243.3	242.2
Shareholders’ equity	1,590.5	1,636.8	1,711.8		1,800.4	1,657.4

Total liabilities and Shareholders’ equity	3,518.5	3,527.3	3,756.0		3,808.8	3,935.2

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,

(Amounts in millions EUR)	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2 2006	July 2, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	111.8	47.8	51.6	80.0	167.1
Depreciation and amortization	24.9	21.9	29.7	22.1	20.7
Change in tax assets and liabilities	43.7	14.2	1.4	(53.5)	65.3
Change in assets and liabilities	44.3	89.4	126.8	(267.6)	76.9

Net cash provided (used) by operating activities	224.7	173.3	209.5	(219.0)	330.0
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18.0)	(9.2)	(24.0)	(16.9)	(14.0)
Disposals	2.5	0.4	8.8	0.7	0.7

Net cash used in investing activities	(15.5)	(8.8)	(15.2)	(16.2)	(13.3)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(0.3)	(12.1)	(0.3)	(0.3)	(0.3)
Proceeds from share issuance	4.7	3.4	5.5	7.8	6.8
Cash used for share buyback	—	—	—	—	(252.6)

Net cash provided (used) by financing activities	4.4	(8.7)	5.2	7.5	(246.1)

Net cash flow	213.6	155.8	199.5	(227.7)	70.6
Effect of changes in exchange rates on cash	10.8	(0.1)	5.3	(5.8)	(10.2)

Net increase (decrease) in cash and cash equivalents	224.4	155.7	204.8	(233.5)	60.4

1.)	Except for balance sheet data as of December 31, 2005, all figures are unaudited.

2.)

The calculation of diluted net income per ordinary share in this period assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 and ASML’s 5.75 percent Subordinated Notes due 2006, as such conversions would have a dilutive effect (57,388 weighted average equivalent number of ordinary shares).

3.)

Current liabilities include as of December 31, 2005 USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previously published balance sheets, this was presented under convertible subordinated bonds.

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises. For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Stock options
On January 1, 2006 ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation expenses for equity-based awards granted after January 1, 2006 plus awards granted prior to January 1, 2006 for which the requisite service has not yet been rendered, based on the grant-date fair value of those instruments calculated under SFAS 123 “Accounting for Stock-Based Compensation”  for pro forma disclosures. Under this method of implementation, no restatement of prior periods has been made.

Prior to January 1, 2006, ASML measured compensation expense for its stock option plans using the intrinsic value method under APB 25 “Accounting for stock issued to employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation expenses were recognized in the consolidated statements of operations.

ASML – Reconciliation U.S. GAAP – IFRS1

Net income

	Three months ended,		Six months ended,

(Amounts in thousands EUR)	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

Net income under U.S. GAAP	111,815	167,112	212,077	247,146
Share-Based Payments (see Note 1)	(1,844)	(36)	(7,710)	273
Capitalization of development costs (see Note 2)	17,592	10,312	28,628	22,498
Convertible Subordinated Notes (see Note 3)	(4,589)	(7,777)	(9,076)	(15,467)

Net income under IFRS	122,974	169,611	223,919	254,450

Shareholders’ Equity

(Amounts in thousands EUR)	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006

Shareholders’ equity under U.S. GAAP	1,590,510	1,636,767	1,711,837	1,800,394	1,657,449
Share-Based Payments (see Note 1)	2,325	2,492	2,100	2,460	2,095
Capitalization of development costs (see Note 2)	28,628	41,310	51,815	64,002	74,314
Convertible Subordinated Notes (see Note 3)	67,160	60,203	55,219	47,529	39,751

Shareholders’ equity under IFRS	1,688,623	1,740,772	1,820,971	1,914,385	1,773,609

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-Based Payments
Under IFRS, ASML applies IFRS 2, “Share-based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005.  Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.